Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 08 April 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
02/04/2019	MTA	1,454	120.2557	174,851.79
03/04/2019	MTA	500	121.5916	60,795.80
04/04/2019	MTA	6,361	121.8824	775,293.95
05/04/2019	MTA	2,248	122.1780	274,656.14
Total	—	10,563	—	1,285,597.68

Since the announcement of the buyback program dated 28 December 2018 till 5 April 2019, the total invested consideration has been Euro 51,442,216.53 for No. 491,986 common shares purchased resulting in No. 6,241,568 common shares held in treasury as of 5 April 2019. As of the same date, the Company held 2.43% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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